UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET ON RELATED PARTY TRANSACTION

Banco Santander (Brasil) S.A., hereby informs the market, in compliance with Annex F of CVM Resolution No. 80, of March 29, 2022, as amended, the following about related-party transactions:

Name of the Parties	• F1rst Tecnologia e Inovação Ltda. (“F1rst”) • Santander Global Technology and Operations Ltda (“SGTO”)
Description of the Transaction

On July 25, 2025, the Parties executed an Asset Purchase and Sale Agreement, with the purpose of SGTO acquiring certain assets owned by F1rst ("Transaction").

The assets sold by F1rst to SGTO consist of Portals owned by F1rst, including, but not limited to, software, operations, products, contracts, as well as deferred and fixed assets held by F1rst, intended for the operation of part of the technology infrastructure dedicated to the provision of services to Banco Santander Chile, pursuant to a service provision agreement previously existing between F1rst and Banco Santander Chile.

Relationship with the issuer

The Parties' indirect common controlling shareholder is Banco Santander, S.A. ("Santander Spain").

F1rst is a company directly controlled by Banco Santander (Brazil) S.A., a publicly-held company whose ultimate controlling shareholder is Santander Spain.

SGTO is a company controlled by Santander Global Technology and Operations S.L.U., which in turn is controlled by Santander Spain.

Purpose of the transaction	The objective of the transaction is to consolidate certain technology and operational activities currently carried out by F1rst within Santander Brasil, which will be carried out by SGTO within a broader scope of operations within the Santander Group. This centralization is aligned with the Santander Group's global strategies, as part of its implementation of the global service platform model.

Description of the negotiation process informing (i) who was responsible for deciding on the contract, (ii) whether the decision was taken by the competent administration body; and (iii) the administrators who participated in the decision

Service contracting is determined by global and local committees within the Santander Group, managed by executives who participate in technical decision-making and cost approval. The contracting process between related parties took into account the criticality and relevance of the scope involved, the magnitude of the transaction, and the need to ensure the security of financial information, minimize operational impact, and ensure business continuity.

The transaction was conducted in compliance with the terms and conditions of Santander Brasil's Related Party Transactions Policy, particularly item 5.1., and was previously deliberated upon and approved by the Company's Audit Committee.

Main Terms and Conditions	The total value of the transaction amounts to R$95,774,251.12 (ninety-five million, seven hundred and seventy-four thousand, two hundred and fifty-one reais and twelve cents).
Absence of withdrawal rights	Not applicable.
Participation of the related party, its partners or administrators in the decision-making process and negotiation of the transaction	Santander Spain, its partners or directors did not participate in the decision or negotiation of the transaction with the Parties.
Reasons why the issuer´s management considers that the transaction was carried out on an arm’s length basis or sets forth adequate compensation	The transaction observed arm’s length conditions, on a strictly commercial basis, duly validated according to parameters and methodologies practiced by the market and parameterized in previous transactions of the same nature.

São Paulo, August 04, 2025.

Gustavo Alejo Viviani

Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 4, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer